UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Atlantic City Electric Company  )
                                )    Docket No. EC97-___-000
Delmarva Power & Light Company  )


                              JOINT APPLICATION OF
                         ATLANTIC CITY ELECTRIC COMPANY
                                       AND
                         DELMARVA POWER & LIGHT COMPANY
                                       FOR
                      AUTHORIZATION AND APPROVAL OF MERGER

                      -------------------------------------
                                  VOLUME 1 OF 2
                      APPLICATION, APPENDICES AND EXHIBITS
                      -------------------------------------


I.   INTRODUCTION

     Atlantic City Electric Company ("Atlantic") and Delmarva Power & Light Company ("Delmarva") (collectively, "the Applicants") submit this Joint Application under Section 203 of the Federal Power Act ("the Act") and Part 33 of the Commission's Regulations to obtain authorization and approval to merge the Applicants' facilities that are subject to this Commission's jurisdiction. The merger of the facilities will be accomplished by a corporate merger of equals through affiliation of Atlantic and Delmarva as subsidiaries of a new company, temporarily named DS, Inc. (hereinafter referred to as "Newco"), which will be a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA").1 Newco will be the sole owner of Atlantic's and Delmarva's common shares. Upon consummation of the merger, Newco will have four direct subsidiaries, Atlantic, Delmarva, a service company and a company engaged in non-utility activities.

     The projected closing date of the merger is December 31, 1997, some 13 months hence. Applicants request approval of the merger upon this Application without hearing. If a hearing is established, Applicants request that such a hearing be limited to specific, identified issues and under procedural guidelines that ensure a final order on the merits by November 26, 1997.

     This application includes the exhibits required under Section 33.3 of the Commission's regulations. The Agreement and Plan of Merger of August 9, 1996 is included in this filing as Exhibit H.

--------
     1 The application to the SEC for authorization to create the registered holding company is under development and will be supplied to the Commission promptly after filing with the SEC.


II.  THE APPLICANTS

     Applicant Atlantic is an electric utility incorporated in New Jersey serving retail load throughout the southern one-third of the state. It has 473,000 retail customers and one interconnection customer, the City of Vineland, New Jersey. Atlantic's annual peak load in 1995 was 2,042 MW and its energy sales in that year were 8.1 million MW hours. Its 1995 electric revenues were $953 million. The company has owned generation of 1,679 MW and contracted generation of 670 MW, which represents 4.2% of the generating capability of the Pennsylvania-New Jersey-Maryland Interconnection Association ("PJM"), of which Atlantic is a member. Atlantic is a wholly owned subsidiary of Atlantic Energy, Inc. ("Atlantic Energy"), an exempt holding company under PUHCA, whose stock is publicly held. Atlantic is subject to retail rate regulation by the New Jersey Board of Public Utilities.

     Applicant Delmarva is an electric utility incorporated in Delaware and Virginia serving wholesale and retail electric loads in Delaware and the Eastern Shore of Maryland and Virginia. The company has 437,000 retail electric customers, 10 wholesale customers, and two interconnection customers, the City of Dover, Delaware and the Town of Easton, Maryland.2 Delmarva's annual peak load in 1995 was 2,364 MW, and its energy sales in that year were 12.3 million MW hours. Its 1995 electric revenues were $995 million. Delmarva has owned generation of 2,728 MW and contracted generation of 105 MW, which represents 5.0% of the generating capability of PJM, of which Delmarva, too, is a member. Delmarva's common stock is publicly held. It is subject to retail regulation by the Public Service Commissions of Delaware and Maryland and the State
Corporation Commission of Virginia. A map of the Applicants' service areas appears in Exhibit I.

--------
     2 Delmarva's wholesale sales customers are the Old Dominion Electric Cooperative ("ODEC") and the Cities or Towns of Berlin, MD; Clayton, DE; Lewes, DE; Middletown, DE; Milford, DE; Newark, DE; New Castle, DE; Seaford, DE; and Smyrna, DE. ODEC has three cooperative members served by Delmarva: Delaware Electric Cooperative, A&N Cooperative, and Choptank Electric Cooperative. All of Delmarva's wholesale sales customers are eligible to receive transmission services.

     Delmarva also provides natural gas sales and transportation services to approximately 100,000 natural gas customers, all of whom are retail customers located in New Castle County, Delaware. Delmarva's gas business is described in more detail below in section IV.B.5.(d).

     In compliance with Order No. 888, Atlantic and Delmarva have open-access, comparable transmission service tariffs which were filed in Docket Nos. OA96-159-000 and OA96-165-000, respectively. Both companies are "supporting companies" of the PJM restructuring refiling, Docket Nos. ER96-2516-000, et al., with accompanying filed transmission tariffs. Both companies' systems are centrally dispatched by PJM. Neither company holds any hydroelectric licenses.


III. THE MERGER PROCEDURES

     The merger will be achieved among four corporations: the two Applicants, the previously mentioned newly-formed holding company, Newco (whose permanent name will be selected after market studies are performed), and a new corporation named DS Sub, Inc., which will serve the sole purpose of effecting the merger and will not survive the merger. At the closing, Atlantic Energy will merge into Newco, and DS Sub, Inc. will merge into Delmarva.

     Also at the closing, each share of Delmarva common stock (other than certain canceled common stock) will be converted into the right to receive one share of Newco common stock, and each share of Atlantic Energy common stock (other than certain canceled common stock) will be converted into the right to receive 0.75 shares of Newco Common Stock and 0.125 shares of Class A Common Stock, par value $0.01 per share (the latter common stock is so-called Letter Stock). Further, each share of DS Sub, Inc. common stock, par value of $0.01 per share, issued and outstanding immediately prior to the closing will be converted into one share of common stock of Newco. The shares of Atlantic and Delmarva preferred stock will be unchanged and remain outstanding after the merger. The result of the above procedures will be that the former shareholders of Atlantic and Delmarva will become the shareholders of Newco, and Newco will become the sole shareholder of Atlantic and Delmarva. The merger will not affect any long-term or short-term debt securities of Delmarva, Atlantic, or any of their affiliates.

     The registered holding company resulting from the merger will have four subsidiaries. Delmarva and Atlantic will be separate, first-tier utility operating subsidiaries and will not lose their individual corporate existence. The non- utility subsidiaries of Atlantic Energy, Inc. will be consolidated under one first-tier, non-utility subsidiary, Atlantic Energy Enterprises, Inc.3 Finally, a Service Company will be created as the fourth and final first-tier subsidiary. The Service Company will provide management, accounting, financial, legal, and other support services to the two operating utilities, the holding company and the non-utility subsidiaries. A comprehensive description of the various services that will be provided by the Service Company will be included in the Applicants' filing with the Securities and Exchange Commission ("SEC") to establish the registered holding company. As previously noted, the Applicants will provide copies of that filing to the Commission promptly after filing with the SEC.

--------
     3 Delmarva also owns non-utility subsidiaries, and it is currently expected that, initially, those subsidiaries would remain as subsidiaries of Delmarva. At some point, all non- utility subsidiaries may be consolidated under a first-tier subsidiary of the registered holding company.


IV.  THE MERGER IS CONSISTENT WITH THE
     PUBLIC INTEREST (18 C.F.R. ss. 33.2(j))

     A.   Introduction

     The Commission's approval of a proposed acquisition and merger requires a finding that such a transaction "will be consistent with the public interest." 16 U.S.C. ss. 824(b). As stated in IES Industries, Inc., et al., 65 FERC P. 62,191 at 64,416 (1993) (footnote omitted):

          An applicant need not show that a positive benefit will result from a proposed merger or disposition of facilities in order to support a public interest finding. Rather, an applicant is required to make a full disclosure of all material facts and to show that the disposition is consistent with the public interest.

     This public interest finding thus requires only a showing of consistency or compatibility with the public interest, not that the transaction is the only means of achieving the public interest.4 The Commission has established a list of six factors generally applied to determine whether the public interest requirement has been met in the context of a merger or acquisition. Commonwealth Edison Co., 36 F.P.C. 927, 931 (1966), aff'd sub nom., Utilities Users League v. F.P.C., 394 F.2d 16 (7th Cir.), cert. denied, 393 U.S. 953 (1968). The
Applicants address each of these factors below. As set out in Washington Power Co. and Sierra Pacific Power Co., 73 FERC P. 61,218 at 61,595 (1995), those factors are:

--------
     4 Pacific Power & Light Co. v. FPC, 111 F.2d 1014, 1016 (9th Cir. 1940); Northeast Utilities Service Co. v. FERC, 993 F.2d 937, 951 (1st Cir. 1993), quoted in Entergy Services, Inc. and Gulf States Utilities Co., 65 FERC P. 61,332 at 62,471 (1993). There is no requirement that applicants make a showing of a "positive benefit of the merger." Utah Power & Light Co., 47 FERC P. 61,209 at 61,750 (1989), remanded on other grounds, Environmental Action v. FERC, 939 F.2d 1057 (D.C. Cir. 1991); Entergy Services, Inc., 62 FERC P. 61,073 at 61,370
(1993) (footnotes and citations omitted).

     (1) The effect of the proposed Acquisition and Merger on the Applicants' costs and rate levels;

     (2) The proposed accounting treatment;

     (3) The reasonableness of the purchase price;

     (4) Whether the proposed Acquisition and Merger involves coercion;

     (5) The effect the proposed Acquisition and Merger may have on the existing competitive situation; and

     (6)  Whether the  proposed  Acquisition  and Merger  will impair  effective
regulation  by  this   Commission  or  by  the  appropriate   state   regulatory
authorities.

     The Commission in a later order establishing hearing procedures in Public Service Company of Colorado and Southwestern Public Service Co., 75 FERC P. 61,325 at 62,046 (1996), elaborated upon the last of the above factors, as follows:

          Currently, the Commission has authority to review all of the costs incurred by the companies if they seek to recover those costs in wholesale power rates. Under Applicants' proposed registered holding company structure, however, they can avoid Commission authority to review all of their costs. If a public utility subsidiary of the registered holding company chose to enter into a service, sale or construction contract (i.e., a contract for non-power goods or services) with an associate company, and obtained SEC approval of that contract, the Commission would not have authority to determine whether and to what extent the utility should be allowed to recover, in its FERC- jurisdictional wholesale power and transmission rates, the costs incurred under the contract [footnote omitted]. The costs would be flowed through to ratepayers, even if the goods or services were obtained at an above-market price or the costs were imprudently incurred.

          Because the Commission may not be able to adequately protect ratepayers from affiliate abuse in the Applicants' proposed registered holding company structure, we will give the Applicants two options, and direct them to inform us of their choice within 15 days of the date of this order. The Applicants either may elect to have a hearing on the issue of whether the proposed registered holding company structure will impair effective regulation by this Commission, or they may elect to abide by this Commission's policies with respect to intracorporate transactions within the newly-formed registered holding company structure [footnote omitted].

     B.   The Six Public Interest Factors

          1. Factor 1: The Effect of the Transaction on the Applicants' Operating Costs and Rate Levels

     Through the elimination of duplicative activities, increased scale and improved purchasing power, the companies expect to capture merger-related savings net of transaction costs in excess of $500 million in the first ten years after the merger (1998 to 2007). These cost savings, estimated by Mr. Thomas Flaherty of Deloitte & Touche Consulting Group in his testimony and related exhibits (see Volume 2, herein), are attributable strictly to the merger and do not include savings that might be achieved without the merger. The estimated savings reflect the creation of cost reduction or cost avoidance opportunities through the affiliation of previously stand-alone corporations within the holding company structure.

     As competition intensifies within the industry, scale will increasingly contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The merger is expected to improve the profitability of the combined company by roughly doubling the customer base and providing increased economies of scale in a widespread range of activities and operations.

     Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The merger will enable Newco to compete to retain and grow its load in these customer groups.

     Atlantic and Delmarva will hold harmless their existing wholesale requirements customers from the effects of the merger on resale base rates that become effective after the merger. In any base rate change proceeding commenced by either Delmarva or Atlantic requesting an increase in any resale base rate, the companies will not request the recovery of any merger-related costs, unless such costs are at least offset by merger-related benefits. This hold-harmless provision shall remain in place through the expiration or termination of the respective resale customer service agreements over the years 2001 to 2004, as further explained in Mr. Paul S. Gerritsen's testimony (see Volume 2).

          2.   Factor 2:  The Proposed Accounting Treatment

     The merger of Atlantic and Delmarva is a merger of equals that for accounting purposes will be treated as a purchase and will be recorded using the purchase method of accounting for business combinations in accordance with Accounting Principles Board ("APB") Opinion No. 16. For the merger accounting, Delmarva will be treated as the acquiring company and Atlantic Energy will be treated as the acquired company. The merger does not, however, satisfy at least one of the conditions required by APB Opinion No. 16 for the pooling of interests method of accounting. That condition is that a corporation offer and issue only common stock with rights identical to those of the majority of its outstanding voting common stock in exchange for substantially all of the voting common stock interest of another company at the date the plan of combination is consummated. Since the common stockholders of Atlantic Energy will receive a second security (i.e., Class A common stock) that is not identical to the majority of outstanding common stock, that condition of eligibility for the use of the pooling method of accounting is not met and therefore the purchase method of accounting is used. The Commission has approved the use of the purchase method of accounting where that method is required by generally accepted accounting principles without undue detriment to regulatory principles.5

     Since the utility operating subsidiaries of Newco have publicly held debt and preferred stock, "push down" accounting will not be utilized (i.e., the economic effects of the merger will not be pushed down to the books and records of the subsidiary companies).6 Separate financial statements, essentially identical to the current financial statements of each merging public utility, will continue to be issued for those utilities.

--------
     5 See Entergy Services, Inc. and Gulf States Utilities Co., Opinion No. 385, 65 FERC P. 61,332 (1993), order on reh'g., Opinion No. 385-A, 67 FERC P.
61,192 (1994); El Paso Electric Co. and Central and Southwest Services, Inc., 68 FERC P. 61,181 (1994).

     6 Although the Applicants do not intend to "push down" any portion of the acquisition premium (goodwill) to the books and records of Atlantic or Delmarva, the Applicants reserve the right to seek rate recovery in future rate proceedings of the acquisition premium upon a showing of specific benefits to ratepayers in accordance with the Commission's policy. No rate recovery of the acquisition premium is being sought in this proceeding. Minnesota Power & Light Co. and Northern States Power Co., 43 FERC P. 61,104 at 61,342 (1988), reh'g. denied, 43 FERC P. 61,502 (1988); SunShine Interstate Transmission Co., 67 FERC
P. 61,299 at 61,710 (1994).

     The assets of Atlantic and Delmarva, the regulated utility operating companies, will continue to be recorded on their books and records at the same values as before the merger. The utility plant assets will continue to be recorded based on historical cost (original cost) less accumulated depreciation. Also, there will be no adjustment to the jurisdictional companies' books and records to restate common equity amounts or to record the premium (goodwill) paid to Atlantic Energy's common stockholders. Instead, the holding company, Newco, will record the consideration paid to Atlantic Energy's common stockholders as an investment in subsidiaries. In consolidation, Newco will eliminate its investment in subsidiaries, adjust the common equity accounts accordingly, adjust any non-utility assets or liabilities to their acquired fair values as appropriate, and recognize the goodwill acquired in the acquisition of Atlantic Energy. Newco will amortize the goodwill over 40 years.

     The Applicants' proposed accounting described above is consistent with the Commission's decision in Opinion No. 385. Entergy Services, Inc. and Gulf States Utilities Co., 65 FERC P. 61,332 at 62,532-540 (1993). In that proceeding, the Commission decided that, under the purchase method of accounting, a public utility holding company can properly record an acquisition premium. Also, since the books and records of the two jurisdictional utility companies will not reflect "push down" accounting, the Applicants will maintain records so that the accounting that would have resulted from the use of the pooling method can be reconstructed.

     Delmarva is deferring the merger transaction costs -- the direct costs incurred to acquire Atlantic Energy -- in Account 186, Miscellaneous Deferred Debits. At the time of the merger, the direct acquisition costs deferred in that account by Delmarva will be transferred to Newco. For Atlantic, the direct merger transaction costs will be expensed as incurred, consistent with APB Opinion No. 16, on the books and records of Atlantic's exempt holding company parent, Atlantic Energy, Inc., which will not survive the merger. For both Atlantic and Delmarva, indirect costs and internal company labor costs related to the merger are being expensed as incurred.

          3.   Factor 3:  Reasonableness of the Purchase Price

     The purchase price involves no cash payouts, except payments for fractional shares of common stock and for appraisals under appraisal rights of dissenters, if any, who own certain classes of preferred stock.

     As stated previously, each share of common stock of each company will be converted to stock of the holding company, Newco. The conversion ratios of common stock of the existing companies for stock of Newco were negotiated at arms-length by Atlantic Energy and Delmarva. Also as stated previously, the conversion ratio for Atlantic Energy common stock to Newco is 1 to 0.75 and an additional 0.125 shares of Class A common stock, and the conversion ratio for Delmarva common stock to Newco common stock is 1 to 1. The Class A common stock is to reflect the growth prospects of, and uncertainties associated with the possible deregulation of, the regulated electric business of Atlantic.

     The conversion ratios were negotiated at arms-length and have been approved unanimously by each company's Board of Directors, including outside directors. Each company was assisted by its own outside investment banker in the negotiation process. The "Fairness Opinion" of each investment broker is attached as Appendix A-1. Because the conversion ratios were negotiated at arms-length, the purchase price is presumptively reasonable. Baltimore Gas and Electric Co. and Potomac Edison Power Co., 76 FERC P. 61,111 at 61,575-76
(1996); Public Service Co. of Colorado and Southwestern Public Service Co., 75 FERC P. 61,325 at 62,046-047 (1996); and Wisconsin Electric Power Co. and Northern States Power Co., 74 FERC P. 61,069 at 61,192 (1996).

          4.   Factor 4:  Possible Coercion of the
               Acquired Utility by the Acquiring Utility

     Neither utility is being acquired by the other; both utilities are being acquired by a holding company that will be owned by their former shareholders. In any event, neither party was subject to any coercion by the other; nor did either party have the ability to subject the other to coercion. The transaction is strictly one of a voluntary association of equals for their mutual benefit. Moreover, the proposed merger must be approved by a vote of Atlantic Energy's and Delmarva's shareholders, a requirement that insures that a majority of each group considers that the transaction is beneficial to their respective interests. Consequently, the Commission need not "consider the effect of the purchase price on the shareholders." Southern California Edison Co., 47 FERC P. 61,196 at 61,673 n. 20 (1989). In the event of shareholder complaints, "the federal and state securities laws provide[ ] a mechanism to address these concerns." Id.

          5.   Factor 5:  The Effect of the Acquisition and
               Merger on the Existing Competitive Situation

               (a)  No Market Power In Generation

     Attached in Volume 2 is the testimony and related report of Mr. John C. Dalton of Reed Consulting Group. Mr. Dalton's study concludes that the proposed merger would result in no significant reduction in competition. The study examines the effects on competition using both a Herfindahl-Hirschman Index analysis and other economic measures of market power. In brief, Mr. Dalton concludes that:

     1. A merged Atlantic and Delmarva will not be able to exercise market power in the short-term firm bulk power markets. In fact, the merged company will not have any uncommitted capacity during any of the first four years after the merger, calendar years 1998 to 2001, which constitute the period of the short-run market in firm bulk power.

     2. Competition is sufficient in power supply in the relevant geographic markets that sellers will be unable to coordinate pricing and output in order to exercise market power collectively. That conclusion is based on two factors. First, differences in production costs and the amount of available generating capacity will produce significant divergent interests that will forestall coordinated behavior. Second, since in the existing market the participants may be buyers one day and sellers the next, a higher price in the market may not serve various sellers' perceived overall best interests.

     3. Under current market structures (i.e., before any restructuring of PJM), the merged company's highest share of installed or total capacity in the relevant geographic markets will be 14.5%. That market share is well below the 20% market share that the Commission has found to be the threshold of concern for purposes of screening market-based rate applications. Further, this 14.5% market share is less than half of the 35% "leading edge indicator" used by the Department of Justice Antitrust Division for such purposes. In addition, the merged companies' market share will be consistently below all other investor-owned utilities' market shares in the relevant markets, except in a capacity constrained evaluation where the merged companies were still smaller than the two dominant market competitors.

     4. The merged company's market share in the restructured PJM market, for the relevant geographic markets evaluated and all of the capacity measures considered, remains well below the 20% level. The merged company's increase in market power measured under the Department of Justice/Federal Trade Commission Herfindahl-Hirschman Index for identifying anticompetitive increases in market power resulting from mergers is also below the "safe harbor" levels for all geographic markets and all capacity measures evaluated, with one exception. That exception occurs in the most narrowly drawn geographic market, which is a relevant market for the approximately 4% of the year that power flows are constrained on the 500 kV facilities from the western and central PJM areas across the so-called "Eastern Interface" into the eastern portion of PJM where Atlantic and Delmarva are located. Even in this narrowly drawn market, the merged companies have a maximum market share of 16.9% and would be competing with much larger utilities in the region -- PECO Energy, Public Service Electric and Gas, and GPU acting through one or more of its affiliates.

     5. Coordinated behavior among suppliers to increase prices is likely to be difficult in any proposed restructured PJM pool because of the difficulty in reliably forecasting industry demand, output levels and prices and because there are significant incentives provided by the bilateral market for rivals to "cheat" on any tacit pricing agreements.

     6. In the long-run bulk power markets, the merging companies control no evident barriers to entry that would allow them to exercise market power in such markets. There is, in fact, ample evidence of active, effective competition in that market.

     7. Neither Atlantic nor Delmarva exercises exclusionary control over new generating facilities or fuel sources or fuel transportation.

               (b)  No Market Power in Transmission

     1. In the transmission market, there is no market power because the merged company will not control any alternative transmission paths that currently provide participants access to customers or suppliers. Atlantic and Delmarva have filed tariffs under Order No. 888 affording open access transmission of wholesale power.

     2. As discussed in detail in the testimony of Messrs. Morgan T. Morris, III and William C. Mitchell (attached in Volume 2), both Atlantic and Delmarva have joint rights to use the transmission facilities that comprise the three jointly-owned 500 kV Systems within PJM. Delmarva receives electricity off the 500 kV Systems through its Keeney substation, which has a first contingency transfer capability of 1300 MVA. During periods where exceptionally high transfers are expected, PJM constrains the power flow through Keeney to 1300 MVA and schedules generation that would not otherwise be dispatched by PJM ("off-cost generation"). Over the six years of 1990-95, PJM has constrained the Keeney transfer capability less than 4% of the time, about 2,000 hours out of 52,600. In other words, during less than 4% of the hours in the last six years, there was generation that had to be run within the Delmarva Peninsula and, in some instances, by other PJM companies on the eastern side of PJM, to meet customer loads that, absent the constraint, would have been met via the 500 kV Systems from generation located off the Peninsula.

     As more fully described in the testimony of Messrs. Morris and Mitchell, to eliminate this situation, Delmarva, at an estimated cost of between $16.5 million and $18 million, is constructing an additional 500-230 kV transformer rated at 800 MVA at its existing Red Lion substation. That transformer is scheduled for operation on or before May 31, 1997, and the transfer capability from the 500 kV Systems will then be 2100 MVA. After the installation of the Red Lion substation, even upon a failure of a 500-230 kV transformer (either at Keeney or Red Lion), the number of constrained hours per year is estimated to be zero at least through the year 2008 based on currently projected increases in load.

     Atlantic and Delmarva do not have any other constraints on their systems that affect wholesale or transmission customers under normal operating conditions. Because the Applicants are members of the Mid-Atlantic Area Council ("MAAC") and meet MAAC reliability requirements, each of the Applicants' transmission systems has been and will be designed in conjunction with existing generation assets, such that reliability is assured consistent with good utility practices under reasonably anticipated conditions. As with any electric system, occasional constraints may arise in abnormal circumstances where a combination of heavy electric demand, unavailable generators, and/or transformers and/or transmission lines may occur at the same time. Any foreseeable constraints that might arise under such conditions would be short-term and resolvable by returning the facilities to service or by redispatching other generating units in the constrained area.

               (c)  Provision of Open Access Transmission

     A usual requirement of approval of a merger is that the Applicants offer a joint rate over their merged transmission facilities. Based on the November 13, 1996, Order in the PJM restructuring case, Atlantic City Electric Co., et al., Docket Nos. ER96-2516-000, EC96-28-000 and EL96-69-000, this requirement will likely be met through the implementation on an interim basis of a PJM pool-wide tariff and, subsequently, through a restructured PJM. In its November 13, 1996, Order, the Commission provided guidance to the PJM Companies, which include Atlantic and Delmarva, to amend their proposal to restructure the PJM pool consistent with the discussion in the body of that Order. The PJM Companies were also directed to file a joint pool-wide pro forma open access transmission tariff in accordance with FERC Order No. 888. The Commission also discussed numerous modifications which must be made in the PJM Open Access Tariff to make it consistent with the provisions contained in the Commission's pro forma FERC Order No. 888 transmission tariff. Delmarva and Atlantic believe the modifications to the PJM tariffs will address the Commission's desire for comparable access and non-pancaked rates. This pool-wide tariff is expected to become effective well before the estimated time for closing the merger proposed here, December 31, 1997. In the event that, for any reason, the PJM joint pool-wide tariff would not become effective by the date of closing of the merger, the Applicants have included in this filing a joint Order 888 compliance tariff applicable to their systems to be made effective as of the merger closing date. (See Exhibit No. (PSG-4) attached in Volume 2 to the testimony of Mr. Paul
S. Gerritsen.)

               (d)  No Market Power Over
                    Electric Generation Fuel Inputs

     The Applicants do not have market power regarding fuel used or transportation of fuel to generate electricity. Atlantic and Delmarva do not own or operate coal mines, railroad, barge or trucking equipment used to transport coal or oil products. Atlantic does not own or operate natural gas facilities. Delmarva, through subsidiaries, owns a minor interest in a small number of gas and oil leases.

     Delmarva does provide retail gas service in a small portion of its electric service area, but it has no market power to control either the price of natural gas or access to natural gas on the Delmarva Peninsula. First, Delmarva's retail gas service area is located solely within northern New Castle County, Delaware, and comprises about 275 square miles, compared to the 6,700 square miles of the Delmarva Peninsula and parts of Delmarva's electric service territory not on the Peninsula. Natural gas service available on the remainder of the Delmarva Peninsula is provided by Chesapeake Utilities Corporation and its pipeline subsidiary, Eastern Shore Natural Gas Company. Eastern Shore is currently in the process of becoming an open-access pipeline, Docket No. CP96-128-000. Thus, within most of the Delmarva Peninsula, Delmarva would not be the supplying company for any potential competitor seeking to generate electricity using natural gas.

     Even within Delmarva's limited gas service area, Delmarva does not use its gas-related assets to restrict the access of natural gas to any potential competitor. In conjunction with its last Request for Proposals for long-term electric supply, Delmarva developed a gas transportation rate based on a fully allocated embedded cost approach for rate design. Of the seven gas-fired combined cycle projects that submitted bids, only one project requested local transportation to be provided by Delmarva. The other six projects developed alternative supply and transportation arrangements that included direct purchases from an interstate pipeline. Delmarva did not require bidders to use its gas facilities or prevent bypass of its system. Furthermore, the provision of retail gas sales and transportation service is regulated by the Delaware Public Service Commission and Delmarva would be unable to limit access to gas service within its service territory, except to the extent permitted by the Delaware Commission.

     Delmarva also does not use its gas-related assets to provide any price advantage to its Electric Division relative to potential competitors. The costs of facilities used to deliver gas from the citygate to Delmarva's gas- fired powerplants are separately accounted for and reflected in Delmarva's electric rate base. Over 90% of the gas consumed for electric generation is purchased by different staff and independent of gas purchased for the retail gas business. The remaining amount of gas consumed for electric generation is supplied under a cost formula approved by the Maryland and Delaware Public Service Commissions.

          6.   Factor 6:  The Effect of the Proposed
               Merger on the Effectiveness of
               State and Federal Regulation and, in
               Particular, on this Commission's Jurisdiction

     Because Atlantic and Delmarva will continue as separate utility operating companies, each of the states that currently regulates the retail rates of the Applicants will continue to regulate those rates. Likewise, the wholesale sales and transmission services of each of the Applicants and the joint transmission tariff herein filed will remain subject to this Commission's regulation after the merger to the same extent as before. Also, power sales between the merging utilities will remain as fully subject to this Commission's jurisdiction as before. Newco will be subject to regulation by the SEC as a registered holding company under PUHCA, but the Applicants commit as a condition of approval of the merger that, for Commission ratemaking purposes, the Applicants will follow the Commission's policy regarding the treatment of the costs and revenues of inter-company transactions. This commitment eliminates the potential concern of the Commission regarding loss of jurisdiction to the SEC under the holding of Ohio Power Co. v. FERC, 954 F.2d 779, 782-786 (D.C. Cir. 1992), cert. denied, 498 U.S. 73 (1992).

     C.   Other Factors Supporting the Application

          1.   More Balanced Customer Base

     The combined service territories of Atlantic and Delmarva will be more diverse than their individual service territories, reducing Newco's exposure to adverse changes in any sector's economic and competitive conditions. Delmarva will be less reliant on the chemical and financial services industries, and Atlantic will be less reliant on casino gaming, tourism and recreation. The geographical and economic diversity will improve the stability of Newco's revenue stream.

          2.   Financial Flexibility

     By roughly doubling the market capitalization of Newco compared to that of the individual companies, the merger will improve the merged company's overall credit quality and the liquidity of its securities and thereby improve its ability to fund continued growth at lower costs, permitting it to compete more effectively.

          3.   Regional Platform for Growth

     The combination of Atlantic and Delmarva will create a regional platform for growth in the mid-Atlantic corridor. The corridor is experiencing economic growth that is led by the casino gaming industry and related services in southern New Jersey and the expansion of the financial services industry in Delaware. The merged company plans to expand relationships with existing customers and to develop relationships with new customers in the region. It will use its combined distribution channels to market a portfolio of energy-related products and services throughout the region and will follow regional relationships into other geographical areas.

          4.   Improved Cost Accounting

     Delmarva has contracted for the design and installation of a computerized cost accounting system so that Delmarva will be better able to track and report costs across business functions, among regulated/non-regulated activities, and on a cost-center by cost-center basis. Under this project, known as the Management Information Process Redesign ("MIPR"), administrative functions such as legal, financial and accounting, human resources and information systems will be billed out to various cost centers on a business function basis. Direct cost assignment will continue for operations within generating stations and other non-administrative functions, but the level of cost detail will be enhanced. The methods for billing out and assigning costs will be published as part of a cost accounting manual that will be submitted to the state regulatory agencies and this Commission later this year or early in 1997.

     MIPR, which is to become operational on January 1, 1997, is highly flexible and, after the merger, will be modified to track costs of goods and services among and between the Applicants and affiliated entities. MIPR will operate well in the registered holding company structure contemplated by the proposed merger, which includes the establishment of a service corporation that would provide and bill out various services to each of the operating utilities. Because of MIPR's high degree of flexibility with respect to gathering, tracking and reporting costs, the SEC, this Commission and the various state commissions will be able readily to audit transfers of goods and services among the affiliated entities. The extension of MIPR to Atlantic's operations will be another benefit of the merger.

V.   INFORMATION SUBMITTED UNDER THE
     ACQUISITION AND MERGER FILING
     REQUIREMENTS OF 18 C.F.R. ss. 33.2(a) Through (i)

     A.   Names and Addresses of Principal
          Business Offices (18 C.F.R. ss. 33.2(a))

          Atlantic City Electric Company
          6801 Black Horse Pike
          Egg Harbor Township,
          New Jersey  08234-4130

          Delmarva Power & Light Company
          800 King Street
          Post Office Box 231
          Wilmington, DE 19899-0231

     B.   Names and Addresses of Persons
          Authorized to Receive Notices and
          Communications (18 C.F.R. ss. 33.2(b))

          James E. Franklin, II
          Senior Vice President, Secretary
            and General Counsel
          Atlantic City Electric Company
          6801 Black Horse Pike
          Egg Harbor Township,
          New Jersey  08234-4130

          Dale G. Stoodley
          Vice President and General Counsel
          Randall V. Griffin
          Senior Counsel
          Delmarva Power & Light Company
          800 King Street
          Post Office Box 231
          Wilmington, DE 19899-0231

          George F. Bruder, Esq.
          Carmen L. Gentile, Esq.
          Bruder, Gentile & Marcoux, L.L.P.
          1100 New York Avenue, N.W.
          Suite 510 East
          Washington, DC 20005-3934

     C.   Designation of Territories Served by
          County and State (18 C.F.R. ss.33.2(c))

     The states and counties served in whole or in part by the Applicants are:

     Atlantic City Electric Company
          New Jersey:    Atlantic, Burlington, Camden, Cape May
                         Cumberland, Gloucester, Ocean, Salem

     Delmarva Power & Light Company
          Delaware:      New Castle, Kent, Sussex
          Maryland:      Caroline, Cecil, Dorchester, Harford, Kent,
                         Queen Anne's, Somerset, Talbot, Wicomico, Worcester
          Virginia:      Accomack, Northampton


     D.   Brief Description of the Facilities
          Owned or Operated for Transmission of
          Electric Energy in Interstate Commerce
          or the Sale of Electric Energy at
          at Wholesale (18 C.F.R. ss.33.2(d))

          1.   Atlantic City Electric Company
               Transmission Facilities

     Atlantic currently owns approximately 963 miles of transmission line facilities in New Jersey at the voltages set forth below:

                           Transmission Line Miles

                              500 kV               0
                              230 kV             127
                              138 kV             209
                                69 kV            627
                              Total              963

     Atlantic owns 71 substations operating at primary voltages at or above 69 kV.

               2.   Delmarva Power & Light Company
                    Transmission Facilities

     Delmarva currently owns approximately 1,508 miles of transmission line facilities on the Delmarva Peninsula at the voltages set forth below:

                              Transmission Line Miles
                                 500 kV              16
                                 230 kV             326
                                 138 kV             449
                                  69 kV     717
                                 Total    1,508

     Delmarva owns 110 substations operating at primary voltages at or above 69 kV. As previously noted, Delmarva is installing an additional 500 kV-230 kV transformer at a substation near Red Lion, Delaware, which will greatly enhance Delmarva's transfer capability of electricity from the 500 kV transmission lines to the rest of Delmarva's system. The Red Lion substation transformer has been built and tested. The transformer will be in operation on or before May 31, 1997.

          3. Joint-Use Facilities

     Atlantic and Delmarva are signatories to several agreements that permit the joint use of 500 kV transmission lines and related substations within the states of Delaware, Maryland, New Jersey and Pennsylvania. These transmission facilities interconnect with Atlantic and Delmarva and other utilities that are members of PJM. These facilities also electrically interconnect with generating units that are partially owned by Atlantic and Delmarva. A more detailed description of these joint-use facilities is set out in the testimony and exhibits of Messrs. Morris and Mitchell attached in Volume 2.

  E.      Description of Transaction and
          Consideration (18 C.F.R. ss. 33.2(e))

          1.   Transaction

     The transaction is described above in Section III, Merger Procedures.

          2.   Consideration

     The consideration in the merger is that which is inherent in the treatment at closing of shares as negotiated at arms-length between the parties (see
Article II of the Agreement and Plan of Merger). That treatment is as follows:

          a. The following shares are to be canceled: (1) Delmarva common stock owned by Delmarva as treasury stock or by Atlantic Energy or any wholly owned subsidiary of Delmarva or Atlantic Energy, (2) Atlantic Energy common stock, no par value, owned by Atlantic Energy as treasury stock or by Delmarva or any wholly owned subsidiary as treasury stock, and (3) Newco common stock that is owned by Delmarva, Atlantic Energy or any of their wholly owned subsidiaries.

          b. Each share of Delmarva common stock is to be converted into one share of Newco common stock, and each share of Atlantic Energy common stock is to be converted into 0.75 shares of Newco common stock and
0.125  shares of Newco  Class A common  stock,  par value  $0.01  (the
Letter Stock).

          c. Each share of DS Sub, Inc. common stock, par value $.01 per share, issued and outstanding immediately prior to the effective time shall be converted into one share par value $2.25 of Newco common stock.

     The above treatment of shares at the closing was negotiated by the parties at arms-length and separately evaluated for fairness by each party. The parties did not establish a mutually agreed-upon methodology to determine the fairness of the consideration to each. In the negotiations, each party had access to analyses and advice prepared by its own investment banking advisors. The merger must be approved by vote of Atlantic Energy and Delmarva's shareholders.

     F. Statement of  Jurisdictional
        Facilities to be Disposed of or Merged (18
        C.F.R. ss. 33.2(f))

     No jurisdictional facilities are to be disposed of. The facilities to be merged under Section 203 of the Federal Power Act are all jurisdictional facilities of Atlantic and Delmarva. The merger is to be achieved through the ultimate joint ownership and control of the facilities by Newco through its operating company subsidiaries, Atlantic and Delmarva. Legal title to the facilities will be unchanged from the companies that now own them.

     G. Cost of Facilities Involved
        in Merger (18 C.F.R. ss. 33.2(g))


     The required information setting forth Atlantic's and Delmarva's costs of merged facilities is attached hereto as Exhibit C.

     H.  Statement  of  Effects on Any
         Contract for the Purchase, Sale or
         Interchange of Electric Energy (18 C.F.R. ss. 33.2(h))

     1. Because Atlantic and Delmarva will continue their corporate existence, the merger will not affect any contract for the purchase, sale, or interchange of electric energy of either Atlantic or Delmarva.

     2. Each of the Applicants has an open-access tariff in effect pursuant to Order No. 888, and the Applicants have submitted herewith in Volume 2 a joint open access Order No. 888 tariff to be effective upon the date of the merger if joint service is not then available under a PJM rate. The joint tariff adopts for the combined transmission system the lower of each company's rates for network, point-to-point and ancillary services.

     3. The merger will not affect reliability or service to the Applicants' existing wholesale sales or transmission customers.

     4. The Applicants are not proposing any changes to their separate fuel adjustment clauses, and are not proposing to reallocate power production costs among jurisdictions or levelize their wholesale or retail rates. The Applicants commit, as a condition for approval of the merger, that their wholesale rates will be held harmless from merger-related cost increases, as described in more detail in the testimony of Mr. Paul S. Gerritsen attached in Volume 2.

     I. Statement Regarding Other
        Required Filings (18 C.F.R. ss. 33.2(i))

     The Delaware Public Service Commission, the New Jersey Board of Public Utilities and the Virginia State Corporation Commission must approve the merger. The Pennsylvania Public Utility Commission will be requested to issue a limited approval with respect to jointly-owned production and transmission facilities located in Pennsylvania. The Maryland Public Service Commission does not have jurisdiction to approve or disapprove the proposed merger. The SEC must authorize creation of Newco as a registered holding company under PUHCA and the arrangements within the holding company system. A notification of the merger to the Federal Trade Commission ("FTC") will be filed pursuant to the Hart-Scott-Rodino Act, relating to any antitrust implications of the proposed acquisition and merger. No objection by the FTC or the Department of Justice to the merger is expected. The Nuclear Regulatory Commission must approve the merger with respect to financial commitments regarding nuclear facilities owned in part by Atlantic and Delmarva. Again, no objection is anticipated.


VI. ACQUISITION AND MERGER REQUIRED EXHIBITS UNDER 18 C.F.R. ss. 33.3

     Attached are Exhibits A through I. Exhibit G requires inclusion of all other state and federal regulatory applications in connection with the transaction and certified copies of any orders issued. Exhibit G will be supplemented with copies of the applications made to the Securities and Exchange Commission, the Federal Trade Commission, the Department of Justice, the Nuclear Regulatory Commission, and the state commissions of Delaware, New Jersey, Virginia and Pennsylvania, as those applications are filed. As observed earlier, the Maryland Public Service Commission does not have jurisdiction to approve the merger.

VII. DOCUMENTS SUBMITTED UNDER 18 C.F.R.ss.33.2 (k) and (l)

     A.  Statement of Franchises Held (18 C.F.R. ss. 33.2(k))
         Attached as Appendix A-2.

     B.  Form of Notice for the Federal
         Register (18 C.F.R. ss. 33.2(l))
         Attached as Appendix A-3.


VIII. PROCEDURAL MATTERS

     A.   Request for Approval Without Hearing

         The Applicants' request that the Commission approve the merger without hearing on the basis of the considerations and circumstances listed below indicating, individually and collectively, that a hearing is not needed.

     1. As the market power study submitted in volume 2 herewith shows, the merger of the two smallest utilities in PJM will not result in the Newco
system's   attaining  any  degree  of  market  power  in   generation   that  is
anticompetitive or contrary to the public interest. Moreover, the merger, by forestalling potential mergers of each utility with a larger one, producing a greater concentration of market power than the proposed merger, will tend to preserve competition in regional power supply markets.

     2. The parties have addressed market power in transmission by including herewith a proposed joint Order No. 888 tariff and by continuing to support a PJM pool-wide tariff. The only significant transmission constraint on the merging electric systems is the one that is being currently addressed by Delmarva's transformer addition at its Red Lion substation, a project which, before the merger, will entirely eliminate the transmission constraint and provide abundant transmission capacity for future load growth.

     3. In Docket Nos. ER96-2516-000, et al., the Applicants have joined in the comprehensive restructuring proposal of nine of the 10 members of PJM. That comprehensive restructuring proposal would result in the creation of an ISO, which would administer a pool-wide transmission tariff. The Commission, clearly, will require that any rates approved in that proceeding will eliminate pancaking of transmission rates and will reduce any market power that PJM members, including the Applicants, may have.

     4. The merger will not cause loss of jurisdiction by any of the four state commissions over the retail rates of either of the Applicants. The wholesale rates of the Applicants are currently regulated by this Commission and will continue to be so regulated after the merger.

     B. Closing Date

     The Applicants intend to close on the transactions required to effect the merger as soon as practicable after receiving the last of the required regulatory approvals. The Applicants will advise the Commission of the closing date promptly upon its occurrence.


IX. CONCLUSION

     The Applicants jointly request the following:

     A. Findings

               1. The merger will not produce any aggregation of market power which is inconsistent with the public interest under the Federal Power Act.

               2. The merger will produce significant savings in the cost of service to both of the merging utilities and thereby either reduce their regulated retail and wholesale rates under a rate regulation regime or render the utilities more effective competitors under any superseding competitive market regime. In either case, the ultimate consumers of power will benefit.
               3. The Commission properly may consider both the level of the aggregated market share after the merger as well as the merits of the merger in preserving competitive market shares as consolidation in the industry goes forward.
               4. The Applicants have fulfilled all applicable requirements for authorization of the merger under Section 203 of the Federal Power Act and Part 33 of its Regulations.
         B.       Requested Commission Actions

     The Applicants request the following actions:

     1. Approval of the merger, to the full extent required by law, of Atlantic and Delmarva as subsidiaries of a newly formed registered public utility holding company and any other authorizations or approvals that might be required incidental thereto;

     2. Approval on the merger on the Application and pleadings, without hearing;

     3. If a hearing is found to be necessary, procedures (such as a paper hearing) that would permit the approval of the acquisition and merger to be granted as expeditiously as possible; and

     4. Waivers of any filing requirements or other regulations as the Commission may find necessary or appropriate to allow this Application to be accepted for filing and granted.

                             Respectfully submitted
                                  on behalf of:

                             Atlantic City Electric Company and
                             Delmarva Power & Light Company


                             By:     _______________________________
                                     Dale G. Stoodley
                                      Vice President and
                                        General Counsel
                                      Randall V. Griffin
                                        Senior Counsel
                                      Delmarva Power & Light Company

                                      James E. Franklin, II
                                      Senior Vice President, Secretary
                                        and General Counsel
                                      Atlantic City Electric Company

                                      George F. Bruder
                                      Carmen L. Gentile
                                      Bruder, Gentile & Marcoux, L.L.P.

                                      Attorneys for the Applicants